Filed Pursuant to Rule 433
Registration No. 333-169315-03

Entergy Arkansas, Inc.

$225,000,000
First Mortgage Bonds,
5.75% Series due November 1, 2040

Final Terms and Conditions

October 5, 2010

Issuer:	Entergy Arkansas, Inc.

Security Type:	First Mortgage Bonds (SEC Registered)

Expected Ratings(1):	A3 (stable outlook) by Moody’s Investors Service A- (stable outlook) by Standard & Poor’s Ratings Services

Trade Date:	October 5, 2010

Settlement Date (T+3):	October 8, 2010

Principal Amount:	$225,000,000

Coupon:	5.75%

Coupon Payment Dates:	February 1, May 1, August 1 and November 1 of each year

First Payment Date:	February 1, 2011

Final Maturity:	November 1, 2040

Optional Redemption Terms:	Callable at par, in whole or in part, at any time on or after November 1, 2015

Price:	$25.00 per bond

Net Proceeds Before Expenses:	$217,912,500

Expected Listing:	New York Stock Exchange

Joint Book-Running Managers:	Citigroup Global Markets Inc.
Wells Fargo Securities, LLC

Joint Lead Manager:	Stephens Inc.

CUSIP / ISIN:	29364D 779 / US29364D7791

1 A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, a copy of the prospectus for the offering can be obtained by calling (i) Citigroup Global Markets Inc. toll free at 1-877-858-5407, or (ii) Wells Fargo Securities, LLC toll free at 1-800-326-5897.